Endava Announces the Acquisition of Pet Minuta

London, UK, March 4, 2021, (NYSE “DAVA”) Endava announced today the acquisition of Pet Minuta d.o.o. of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “FIVE”).

FIVE, based in Brooklyn, NY and Croatia, is a digital agency delivering a full spectrum of services, including product strategy, the design, build and delivery of digital experiences, and ongoing growth marketing using agile methodology combined with a scientific/metrics-driven approach to product design.

With this acquisition, Endava increases its capacity in the ideation, design and delivery of intelligent digital experiences and enhances its capabilities in digital product strategy and performance optimization services.
FIVE brings to Endava a list of clients primarily based in the United States. This list includes well-known companies such as Rosetta Stone, Bullhorn Inc. and Napster. FIVE partners with clients to create new revenue streams and applies its results-driven focus to help those clients increase revenue, and user engagement, while lowering acquisition costs, all results that are critical to digital product success in the long term.

FIVE has a team of 157 operational employees based in Brooklyn, NY and Croatia. The majority of its people are based in delivery centers in Croatia’s four largest cities.

The transaction is expected to be earnings enhancing in year one.

“I am delighted to welcome FIVE into the Endava family. They are a wonderful team who bring additive skills into Endava, particularly in the product strategy and growth optimization space, which we believe many of our clients will find compelling. Additionally, their credentials as a leading New York agency with delivery centers in Croatia is aligned with our business model and further strengthens our footprint in the Adriatic region,” said John Cotterell, Endava’s CEO.

“We are thrilled to be joining Endava. We saw early on the cultural fit and were very excited about Endava’s interest in our people and core services, including Product Strategy, Design and Growth Marketing. We believe being part of a larger platform and joining forces with Endava will open up even more opportunities for our talent and provide our clients with additional capability and capacity,” said Viktor Marohnić, Founding Partner at FIVE.

ABOUT ENDAVA:

Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It serves clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare.

Endava had 7,464 employees (including directors) as of December 31, 2020 located in North America, Western Europe and Australia and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Slovenia, Bosnia & Herzegovina, Argentina, Uruguay, Venezuela, and Colombia.

https://www.endava.com/

ABOUT FIVE:

FIVE is a result driven digital agency delivering a full spectrum of services from product strategy, through the design, build and delivery of those experiences, to ongoing growth marketing using integrated Agile development teams.

FIVE serves clients based primarily in the US with 157 operational employees located in Brooklyn, NY and Croatia.

https://five.agency/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of the words “anticipate,” “expect,” "intend," “opportunities,” or "will," and other similar forward looking words or phrases and include, but are not limited to, the statements regarding the expected benefits to, and the anticipated impact on, Endava’s business and earnings resulting from the acquisition of FIVE. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate acquired businesses and personnel; the size of Endava’s addressable market and market trends; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s plans for growth and future operations, including Endava’s ability to manage its growth; Endava’s ability to effectively manage its international operations; Endava’s ability to retain existing clients and attract new clients; and the effects of increased competition as well as innovations by new and existing competitors in Endava’s market, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 15, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. While Endava may elect to update these forward-looking statements at some point in the future, Endava specifically disclaims any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.